UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

256743105

(CUSIP Number)

Peter A. Nussbaum, Esq.
S.A.C. Capital Advisors, L.P.
72 Cummings Point Road
Stamford, CT 06902
(203) 890-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 12, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 256743105		Page 2 of 9 Pages
1		NAME OF REPORTING PERSON S.A.C. Capital Advisors, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,514,337 (1) (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,514,337 (1) (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,514,337 (1) (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8% (1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 256743105		Page 3 of 9 Pages
1		NAME OF REPORTING PERSON S.A.C. Capital Advisors, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,514,337 (1) (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,514,337 (1) (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,514,337 (1) (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8% (1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 256743105		Page 4 of 9 Pages
1		NAME OF REPORTING PERSON S.A.C. Capital Associates, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Anguilla, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,501,501 (1) (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,501,501 (1) (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,501,501 (1) (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7% (1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 256743105		Page 5 of 9 Pages
1		NAME OF REPORTING PERSON Steven A. Cohen
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,514,337 (1) (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,514,337 (1) (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,514,337 (1) (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8% (1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 1”) amends the Schedule 13D filed on August 9, 2010 (the “Original Schedule 13D”) (the Original Schedule 13D and the Amendment No. 1 are collectively referred to herein as the “Schedule 13D”).  This Amendment No. 1 relates to the common stock, par value $0.01 per share, of Dollar Thrifty Automotive Group, Inc., a Delaware corporation (the “Issuer”).  Unless the context otherwise requires, references herein to the “Common Stock” are to such common stock of the Issuer.  Capitalized terms used but not defined herein shall have the meanings given them in the Original Schedule 13D.

Item 3.                                 Source and Amount of Funds or Other Consideration.

The Reporting Persons expended an aggregate of approximately $2,745,906.13 of investment capital to purchase the 2,514,337 (1) shares of Common Stock.  Such transactions were effected in open market purchases and acquired in the ordinary course of business and are held by SAC Capital Associates, SAC MultiQuant and SAC Velocity in commingled margin accounts, maintained at Goldman Sachs & Co., Credit Suisse First Boston, Deutsche Bank, Morgan Stanley and JPMorgan Chase & Co., which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account.  The margin accounts may from time to time have debit balances.  Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.

Item 5.                                Interest in Securities of the Issuer.

(a) As of the close of business on August 13, 2010, the Reporting Persons beneficially owned an aggregate of 2,514,337 (1) shares of Common Stock, representing approximately 8.8% (1) of the shares of Common Stock outstanding.  The percentages used herein are based upon 28,682,873 shares of Common Stock reported to be outstanding as of July 30, 2010 by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 3, 2010.

SAC Capital Advisors LP, SAC Capital Advisors Inc. and Mr. Cohen own directly no shares of Common Stock.  Pursuant to an investment management agreement, SAC Capital Advisors LP maintains investment and voting power with respect to securities held by SAC Capital Associates, SAC MultiQuant and SAC Velocity.  SAC Capital Advisors Inc. is the general partner of SAC Capital Advisors LP.  Mr. Cohen controls SAC Capital Advisors Inc.  By reason of the provisions of Rule 13d-3 of the Act, as amended, each of SAC Capital Advisors LP, SAC Capital Advisors Inc. and Mr. Cohen may be deemed to beneficially own 2,514,337 (1) shares of Common Stock (constituting approximately 8.8% (1) of the shares of Common Stock outstanding).

(1) Includes 2,501,500 shares of Common Stock receivable upon the exercise of call options held by SAC Capital Associates.

(b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.

(i) SAC Capital Advisors LP has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,514,337 (1) shares of Common Stock, constituting 8.8% (1) of such class of securities;

(ii) SAC Capital Advisors Inc. has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,514,337 (1) shares of Common Stock, constituting 8.8% (1) of such class of securities;

(iii) SAC Capital Associates has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,501,500 (1) shares of Common Stock, constituting 8.7% (1) of such class of securities; and

(iv) Steven A. Cohen has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,514,337 (1) shares of Common Stock, constituting approximately 8.8% (1) of such class of securities.

(c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons since the date of the filing of the Original Schedule 13D is set forth in Schedule A hereto and is incorporated herein by reference.  All of such transactions were effected in open market transactions through various brokerage entities on the New York Stock Exchange.

(d) No person other than SAC Capital Advisors LP, SAC Capital Advisors Inc., SAC Capital Associates and Steven A. Cohen is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly beneficially owned by SAC Capital Associates, SAC MultiQuant and SAC Velocity.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

As noted in Item 5 above, SAC Capital Associates holds call options to acquire an aggregate of 2,501,500 shares of Common Stock.  Such options have expiration dates of September 18, 2010, October 16, 2010 and January 22, 2011 and are included in the beneficial ownership amounts reported on this Schedule 13D.

The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swaps or other similar derivative transactions with one or more counterparties that are based upon the value of shares of Common Stock, which transactions may be significant in amount.  The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Common Stock, the relative value of shares of Common Stock in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which shares of Common Stock may be included, or a combination of any of the foregoing.  In addition to the shares of Common Stock reported herein by the Reporting Persons, SAC MultiQuant currently has long economic exposure to 143 shares of Common Stock through such contracts.  SAC MultiQuant also has short economic exposure to 5,405 shares of Common Stock through such contracts.  Further, the Reporting Persons have sold listed put option contracts based upon the value of the shares of Common Stock.  In addition to the shares of Common Stock that they beneficially own without reference to these contracts, the Reporting Persons currently have long economic exposure to 35,000 shares of Common Stock through such contracts.  These contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer.  Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.

Item 7.                                Material to be filed as Exhibits.

1. Schedule A - Trading History
2. Exhibit 99.1 - Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2010

S.A.C. CAPITAL ADVISORS, L.P.

By:	/s/ Peter Nussbaum Name: Peter Nussbaum Title: Authorized Person

S.A.C. CAPITAL ADVISORS, INC.

By:	/s/ Peter Nussbaum Name: Peter Nussbaum Title: Authorized Person

S.A.C. CAPITAL ASSOCIATES, LLC

By:	/s/ Peter Nussbaum Name: Peter Nussbaum Title: Authorized Person

STEVEN A. COHEN

By:	/s/ Peter Nussbaum
Name: Peter Nussbaum
Title: Authorized Person

Schedule A

TRADING HISTORY,
DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.

Date	Name	Amount	Price
8/9/2010	S.A.C. MultiQuant Fund, LLC	211	47.83
8/9/2010	S.A.C. MultiQuant Fund, LLC	300	47.84
8/9/2010	S.A.C. MultiQuant Fund, LLC	100	47.87
8/9/2010	S.A.C. MultiQuant Fund, LLC	100	48
8/9/2010	S.A.C. MultiQuant Fund, LLC	100	48.01
8/9/2010	S.A.C. MultiQuant Fund, LLC	311	48.02
8/9/2010	S.A.C. MultiQuant Fund, LLC	89	48.06
8/9/2010	S.A.C. MultiQuant Fund, LLC	200	48.07
8/9/2010	S.A.C. Capital Associates, LLC	-100	48.08
8/9/2010	S.A.C. Capital Associates, LLC	-300	48.082
8/9/2010	S.A.C. Capital Associates, LLC	-200	48.084
8/9/2010	S.A.C. Capital Associates, LLC	-200	48.092
8/9/2010	S.A.C. Capital Associates, LLC	-200	48.095
8/9/2010	S.A.C. Capital Associates, LLC	-300	48.096
8/9/2010	S.A.C. Capital Associates, LLC	-1200	48.1
8/9/2010	S.A.C. MultiQuant Fund, LLC	200	48.1
8/9/2010	S.A.C. Capital Associates, LLC	-1019	48.11
8/9/2010	S.A.C. MultiQuant Fund, LLC	200	48.11
8/9/2010	S.A.C. Capital Associates, LLC	-100	48.12
8/9/2010	S.A.C. MultiQuant Fund, LLC	100	48.12
8/9/2010	S.A.C. MultiQuant Fund, LLC	100	48.13
8/9/2010	S.A.C. Capital Associates, LLC	-200	48.14
8/9/2010	S.A.C. MultiQuant Fund, LLC	500	48.14
8/9/2010	S.A.C. MultiQuant Fund, LLC	300	48.15
8/9/2010	S.A.C. MultiQuant Fund, LLC	-200	48.15
8/9/2010	S.A.C. MultiQuant Fund, LLC	200	48.16
8/9/2010	S.A.C. MultiQuant Fund, LLC	-200	48.16
8/9/2010	S.A.C. Capital Associates, LLC	-400	48.17
8/9/2010	S.A.C. MultiQuant Fund, LLC	800	48.17
8/9/2010	S.A.C. Capital Associates, LLC	-18	48.18
8/9/2010	S.A.C. MultiQuant Fund, LLC	500	48.18
8/9/2010	S.A.C. MultiQuant Fund, LLC	500	48.19
8/9/2010	S.A.C. Capital Associates, LLC	-363	48.2
8/9/2010	S.A.C. MultiQuant Fund, LLC	100	48.2
8/9/2010	S.A.C. Capital Associates, LLC	-400	48.202
8/9/2010	S.A.C. MultiQuant Fund, LLC	100	48.22
8/9/2010	S.A.C. Capital Associates, LLC	-100	48.23
8/9/2010	S.A.C. MultiQuant Fund, LLC	100	48.24
8/9/2010	S.A.C. Capital Associates, LLC	-400	48.25
8/9/2010	S.A.C. MultiQuant Fund, LLC	200	48.25
8/9/2010	S.A.C. MultiQuant Fund, LLC	-100	48.25
8/9/2010	S.A.C. MultiQuant Fund, LLC	200	48.25
8/9/2010	S.A.C. Capital Associates, LLC	-3400	48.259998
8/9/2010	S.A.C. Capital Associates, LLC	-700	48.26
8/9/2010	S.A.C. MultiQuant Fund, LLC	300	48.26
8/9/2010	S.A.C. Capital Associates, LLC	-300	48.27
8/9/2010	S.A.C. MultiQuant Fund, LLC	500	48.27
8/9/2010	S.A.C. MultiQuant Fund, LLC	400	48.29
8/9/2010	S.A.C. MultiQuant Fund, LLC	-41	48.29
8/9/2010	S.A.C. Capital Associates, LLC	-100	48.294998
8/9/2010	S.A.C. MultiQuant Fund, LLC	100	48.3

8/9/2010	S.A.C. MultiQuant Fund, LLC	200	48.31
8/9/2010	S.A.C. MultiQuant Fund, LLC	300	48.36
8/9/2010	S.A.C. MultiQuant Fund, LLC	1	48.43
8/9/2010	S.A.C. MultiQuant Fund, LLC	300	48.47
8/9/2010	S.A.C. Capital Associates, LLC	-2400	48.52
8/9/2010	S.A.C. Capital Associates, LLC	-400	48.529999
8/9/2010	S.A.C. Capital Associates, LLC	-1600	48.544998
8/9/2010	S.A.C. MultiQuant Fund, LLC	100	48.56
8/9/2010	S.A.C. Capital Associates, LLC	-600	48.57
8/9/2010	S.A.C. Capital Associates, LLC	-4800	48.610001
8/9/2010	S.A.C. Capital Associates, LLC	-900	48.611
8/9/2010	S.A.C. Capital Associates, LLC	-1100	48.612499
8/9/2010	S.A.C. Capital Associates, LLC	-3200	48.615002
8/9/2010	S.A.C. MultiQuant Fund, LLC	-400	48.62
8/9/2010	S.A.C. MultiQuant Fund, LLC	-100	48.73
8/9/2010	S.A.C. MultiQuant Fund, LLC	100	48.79
8/9/2010	S.A.C. MultiQuant Fund, LLC	240	48.83
8/9/2010	S.A.C. MultiQuant Fund, LLC	100	48.835
8/9/2010	S.A.C. MultiQuant Fund, LLC	252	48.84
8/9/2010	S.A.C. Capital Associates, LLC	-7900	48.849998
8/9/2010	S.A.C. MultiQuant Fund, LLC	200	48.85
8/9/2010	S.A.C. Capital Associates, LLC	-600	48.852501
8/9/2010	S.A.C. MultiQuant Fund, LLC	48	48.855
8/9/2010	S.A.C. Capital Associates, LLC	-100	48.857498
8/9/2010	S.A.C. MultiQuant Fund, LLC	-300	48.86
8/9/2010	S.A.C. MultiQuant Fund, LLC	100	48.86
8/9/2010	S.A.C. Capital Associates, LLC	-3000	48.860001
8/9/2010	S.A.C. Capital Associates, LLC	-300	48.862499
8/9/2010	S.A.C. MultiQuant Fund, LLC	100	48.865
8/9/2010	S.A.C. Capital Associates, LLC	-200	48.865002
8/9/2010	S.A.C. Capital Associates, LLC	-400	48.869999
8/9/2010	S.A.C. Capital Associates, LLC	-200	48.875
8/9/2010	S.A.C. Capital Associates, LLC	-2400	48.880001
8/9/2010	S.A.C. Capital Associates, LLC	-100	48.882
8/9/2010	S.A.C. Capital Associates, LLC	-4700	48.884998
8/9/2010	S.A.C. Capital Associates, LLC	-100	48.889999
8/9/2010	S.A.C. Capital Associates, LLC	-1900	48.98
8/9/2010	S.A.C. MultiQuant Fund, LLC	400	48.98
8/9/2010	S.A.C. Capital Associates, LLC	-2700	48.985001
8/9/2010	S.A.C. MultiQuant Fund, LLC	100	48.99
8/9/2010	S.A.C. Capital Associates, LLC	-400	48.990002
8/9/2010	S.A.C. Capital Associates, LLC	-9800	49
8/9/2010	S.A.C. Capital Associates, LLC	-200	49.040001
8/9/2010	S.A.C. MultiQuant Fund, LLC	100	49.05
8/10/2010	S.A.C. MultiQuant Fund, LLC	-150	48.03
8/10/2010	S.A.C. MultiQuant Fund, LLC	-150	48.05
8/10/2010	S.A.C. MultiQuant Fund, LLC	-6	48.06
8/10/2010	S.A.C. MultiQuant Fund, LLC	-800	48.09
8/10/2010	S.A.C. MultiQuant Fund, LLC	-222	48.12
8/10/2010	S.A.C. MultiQuant Fund, LLC	-100	48.2
8/10/2010	S.A.C. MultiQuant Fund, LLC	700	48.21
8/10/2010	S.A.C. MultiQuant Fund, LLC	-100	48.21

8/10/2010	S.A.C. MultiQuant Fund, LLC	200	48.23
8/10/2010	S.A.C. MultiQuant Fund, LLC	-100	48.24
8/10/2010	S.A.C. MultiQuant Fund, LLC	97	48.24
8/10/2010	S.A.C. MultiQuant Fund, LLC	-100	48.25
8/10/2010	S.A.C. MultiQuant Fund, LLC	300	48.25
8/10/2010	S.A.C. MultiQuant Fund, LLC	100	48.255
8/10/2010	S.A.C. MultiQuant Fund, LLC	-300	48.26
8/10/2010	S.A.C. MultiQuant Fund, LLC	700	48.26
8/10/2010	S.A.C. MultiQuant Fund, LLC	-387	48.28
8/10/2010	S.A.C. MultiQuant Fund, LLC	100	48.28
8/10/2010	S.A.C. MultiQuant Fund, LLC	-200	48.29
8/10/2010	S.A.C. MultiQuant Fund, LLC	100	48.29
8/10/2010	S.A.C. MultiQuant Fund, LLC	-200	48.29
8/10/2010	S.A.C. MultiQuant Fund, LLC	300	48.29
8/10/2010	S.A.C. MultiQuant Fund, LLC	100	48.3
8/10/2010	S.A.C. MultiQuant Fund, LLC	-300	48.3
8/10/2010	S.A.C. MultiQuant Fund, LLC	100	48.31
8/10/2010	S.A.C. MultiQuant Fund, LLC	-300	48.32
8/10/2010	S.A.C. MultiQuant Fund, LLC	100	48.37
8/10/2010	S.A.C. MultiQuant Fund, LLC	-100	48.37
8/10/2010	S.A.C. MultiQuant Fund, LLC	-200	48.38
8/10/2010	S.A.C. MultiQuant Fund, LLC	-100	48.4
8/10/2010	S.A.C. MultiQuant Fund, LLC	-300	48.41
8/10/2010	S.A.C. MultiQuant Fund, LLC	100	48.41
8/10/2010	S.A.C. MultiQuant Fund, LLC	-100	48.4125
8/10/2010	S.A.C. MultiQuant Fund, LLC	-200	48.42
8/10/2010	S.A.C. MultiQuant Fund, LLC	-100	48.43
8/10/2010	S.A.C. MultiQuant Fund, LLC	-1300	48.44
8/10/2010	S.A.C. MultiQuant Fund, LLC	-200	48.45
8/10/2010	S.A.C. MultiQuant Fund, LLC	-300	48.46
8/10/2010	S.A.C. MultiQuant Fund, LLC	-200	48.47
8/10/2010	S.A.C. MultiQuant Fund, LLC	3	48.47
8/10/2010	S.A.C. MultiQuant Fund, LLC	-100	48.47
8/10/2010	S.A.C. MultiQuant Fund, LLC	-100	48.475
8/10/2010	S.A.C. MultiQuant Fund, LLC	-200	48.48
8/10/2010	S.A.C. MultiQuant Fund, LLC	-303	48.49
8/10/2010	S.A.C. MultiQuant Fund, LLC	-300	48.5
8/10/2010	S.A.C. MultiQuant Fund, LLC	-97	48.51
8/10/2010	S.A.C. MultiQuant Fund, LLC	100	48.51
8/10/2010	S.A.C. MultiQuant Fund, LLC	-100	48.54
8/10/2010	S.A.C. MultiQuant Fund, LLC	100	48.55
8/10/2010	S.A.C. MultiQuant Fund, LLC	-100	48.56
8/10/2010	S.A.C. MultiQuant Fund, LLC	-300	48.57
8/10/2010	S.A.C. MultiQuant Fund, LLC	-100	48.58
8/10/2010	S.A.C. MultiQuant Fund, LLC	11	48.58
8/10/2010	S.A.C. MultiQuant Fund, LLC	-100	48.58
8/10/2010	S.A.C. MultiQuant Fund, LLC	-200	48.59
8/10/2010	S.A.C. MultiQuant Fund, LLC	400	48.6
8/10/2010	S.A.C. MultiQuant Fund, LLC	98	48.61
8/10/2010	S.A.C. MultiQuant Fund, LLC	-100	48.64
8/10/2010	S.A.C. MultiQuant Fund, LLC	-5	48.65
8/10/2010	S.A.C. MultiQuant Fund, LLC	-300	48.67

8/10/2010	S.A.C. MultiQuant Fund, LLC	-100	48.75
8/11/2010	S.A.C. MultiQuant Fund, LLC	-200	47.21
8/11/2010	S.A.C. MultiQuant Fund, LLC	-100	47.25
8/11/2010	S.A.C. MultiQuant Fund, LLC	-100	47.26
8/11/2010	S.A.C. MultiQuant Fund, LLC	-100	47.27
8/11/2010	S.A.C. MultiQuant Fund, LLC	-100	47.295
8/11/2010	S.A.C. MultiQuant Fund, LLC	-200	47.31
8/11/2010	S.A.C. MultiQuant Fund, LLC	100	47.41
8/11/2010	S.A.C. MultiQuant Fund, LLC	-100	47.43
8/11/2010	S.A.C. MultiQuant Fund, LLC	-100	47.48
8/11/2010	S.A.C. MultiQuant Fund, LLC	-100	47.5
8/11/2010	S.A.C. MultiQuant Fund, LLC	-100	47.51
8/11/2010	S.A.C. MultiQuant Fund, LLC	-100	47.53
8/11/2010	S.A.C. MultiQuant Fund, LLC	-400	47.55
8/11/2010	S.A.C. MultiQuant Fund, LLC	-110	47.57
8/11/2010	S.A.C. MultiQuant Fund, LLC	-200	47.58
8/11/2010	S.A.C. MultiQuant Fund, LLC	-200	47.59
8/11/2010	S.A.C. MultiQuant Fund, LLC	-300	47.6
8/11/2010	S.A.C. MultiQuant Fund, LLC	-200	47.61
8/11/2010	S.A.C. MultiQuant Fund, LLC	-600	47.62
8/11/2010	S.A.C. MultiQuant Fund, LLC	-300	47.63
8/11/2010	S.A.C. Capital Associates, LLC	-165000	47.65
8/11/2010	S.A.C. MultiQuant Fund, LLC	-100	47.65
8/11/2010	S.A.C. MultiQuant Fund, LLC	-300	47.67
8/11/2010	S.A.C. MultiQuant Fund, LLC	-666	47.68
8/11/2010	S.A.C. MultiQuant Fund, LLC	-900	47.69
8/11/2010	S.A.C. MultiQuant Fund, LLC	-1124	47.7
8/11/2010	S.A.C. MultiQuant Fund, LLC	-1200	47.71
8/11/2010	S.A.C. MultiQuant Fund, LLC	-700	47.72
8/11/2010	S.A.C. MultiQuant Fund, LLC	-600	47.73
8/11/2010	S.A.C. MultiQuant Fund, LLC	-500	47.74
8/11/2010	S.A.C. MultiQuant Fund, LLC	-400	47.75
8/11/2010	S.A.C. MultiQuant Fund, LLC	-100	47.76
8/11/2010	S.A.C. MultiQuant Fund, LLC	-500	47.77
8/11/2010	S.A.C. MultiQuant Fund, LLC	-800	47.79
8/11/2010	S.A.C. MultiQuant Fund, LLC	-200	47.8
8/11/2010	S.A.C. MultiQuant Fund, LLC	-500	47.81
8/11/2010	S.A.C. MultiQuant Fund, LLC	-100	47.82
8/11/2010	S.A.C. MultiQuant Fund, LLC	-200	47.83
8/11/2010	S.A.C. MultiQuant Fund, LLC	-100	47.84
8/11/2010	S.A.C. MultiQuant Fund, LLC	-400	47.85
8/11/2010	S.A.C. MultiQuant Fund, LLC	-100	47.87
8/11/2010	S.A.C. MultiQuant Fund, LLC	100	47.99
8/11/2010	S.A.C. MultiQuant Fund, LLC	-500	48.03
8/11/2010	S.A.C. MultiQuant Fund, LLC	-600	48.04
8/11/2010	S.A.C. MultiQuant Fund, LLC	-200	48.05
8/11/2010	S.A.C. MultiQuant Fund, LLC	-100	48.07
8/11/2010	S.A.C. MultiQuant Fund, LLC	-100	48.08
8/11/2010	S.A.C. Velocity Fund, LLC	500	48.11
8/11/2010	S.A.C. MultiQuant Fund, LLC	-200	48.12
8/11/2010	S.A.C. MultiQuant Fund, LLC	200	48.16
8/11/2010	S.A.C. MultiQuant Fund, LLC	200	48.17

8/11/2010	S.A.C. MultiQuant Fund, LLC	-100	48.18
8/11/2010	S.A.C. MultiQuant Fund, LLC	-15	48.2
8/11/2010	S.A.C. Velocity Fund, LLC	-200	48.22
8/11/2010	S.A.C. Velocity Fund, LLC	-100	48.27
8/11/2010	S.A.C. MultiQuant Fund, LLC	-100	48.28
8/11/2010	S.A.C. MultiQuant Fund, LLC	-100	48.3
8/11/2010	S.A.C. MultiQuant Fund, LLC	100	48.3
8/11/2010	S.A.C. Velocity Fund, LLC	-200	48.3
8/11/2010	S.A.C. MultiQuant Fund, LLC	100	48.34
8/11/2010	S.A.C. MultiQuant Fund, LLC	-100	48.34
8/11/2010	S.A.C. MultiQuant Fund, LLC	200	48.34
8/11/2010	S.A.C. MultiQuant Fund, LLC	100	48.35
8/11/2010	S.A.C. MultiQuant Fund, LLC	100	48.36
8/11/2010	S.A.C. MultiQuant Fund, LLC	-185	48.38
8/11/2010	S.A.C. MultiQuant Fund, LLC	200	48.38
8/11/2010	S.A.C. MultiQuant Fund, LLC	-700	48.39
8/11/2010	S.A.C. MultiQuant Fund, LLC	-100	48.42
8/11/2010	S.A.C. MultiQuant Fund, LLC	100	48.45
8/11/2010	S.A.C. MultiQuant Fund, LLC	100	48.46
8/11/2010	S.A.C. MultiQuant Fund, LLC	300	48.48
8/12/2010	S.A.C. MultiQuant Fund, LLC	200	47.85
8/12/2010	S.A.C. MultiQuant Fund, LLC	300	47.86
8/12/2010	S.A.C. MultiQuant Fund, LLC	200	47.88
8/12/2010	S.A.C. MultiQuant Fund, LLC	100	47.89
8/12/2010	S.A.C. MultiQuant Fund, LLC	100	47.9
8/12/2010	S.A.C. MultiQuant Fund, LLC	200	47.91
8/12/2010	S.A.C. MultiQuant Fund, LLC	-100	47.91
8/12/2010	S.A.C. MultiQuant Fund, LLC	100	47.92
8/12/2010	S.A.C. MultiQuant Fund, LLC	-100	47.92
8/12/2010	S.A.C. MultiQuant Fund, LLC	200	47.92
8/12/2010	S.A.C. MultiQuant Fund, LLC	300	47.93
8/12/2010	S.A.C. MultiQuant Fund, LLC	1000	47.94
8/12/2010	S.A.C. MultiQuant Fund, LLC	1000	47.95
8/12/2010	S.A.C. MultiQuant Fund, LLC	1200	47.96
8/12/2010	S.A.C. MultiQuant Fund, LLC	200	47.97
8/12/2010	S.A.C. MultiQuant Fund, LLC	200	47.98
8/12/2010	S.A.C. MultiQuant Fund, LLC	-700	47.98
8/12/2010	S.A.C. MultiQuant Fund, LLC	200	47.99
8/12/2010	S.A.C. MultiQuant Fund, LLC	200	48
8/12/2010	S.A.C. MultiQuant Fund, LLC	100	48.005
8/12/2010	S.A.C. MultiQuant Fund, LLC	400	48.01
8/12/2010	S.A.C. MultiQuant Fund, LLC	500	48.02
8/12/2010	S.A.C. MultiQuant Fund, LLC	300	48.03
8/12/2010	S.A.C. MultiQuant Fund, LLC	600	48.04
8/12/2010	S.A.C. MultiQuant Fund, LLC	300	48.05
8/12/2010	S.A.C. MultiQuant Fund, LLC	100	48.06
8/12/2010	S.A.C. MultiQuant Fund, LLC	239	48.07
8/12/2010	S.A.C. MultiQuant Fund, LLC	161	48.08
8/12/2010	S.A.C. MultiQuant Fund, LLC	100	48.09
8/12/2010	S.A.C. MultiQuant Fund, LLC	200	48.1
8/12/2010	S.A.C. MultiQuant Fund, LLC	100	48.13
8/12/2010	S.A.C. MultiQuant Fund, LLC	100	48.17

8/12/2010	S.A.C. MultiQuant Fund, LLC	300	48.18
8/12/2010	S.A.C. MultiQuant Fund, LLC	1100	48.19
8/12/2010	S.A.C. MultiQuant Fund, LLC	100	48.21
8/12/2010	S.A.C. MultiQuant Fund, LLC	500	48.22
8/12/2010	S.A.C. MultiQuant Fund, LLC	200	48.23
8/12/2010	S.A.C. MultiQuant Fund, LLC	200	48.24
8/12/2010	S.A.C. MultiQuant Fund, LLC	150	48.25
8/12/2010	S.A.C. MultiQuant Fund, LLC	250	48.26
8/12/2010	S.A.C. MultiQuant Fund, LLC	100	48.27
8/12/2010	S.A.C. MultiQuant Fund, LLC	100	48.28
8/12/2010	S.A.C. MultiQuant Fund, LLC	-100	48.29
8/12/2010	S.A.C. MultiQuant Fund, LLC	-100	48.3
8/12/2010	S.A.C. MultiQuant Fund, LLC	200	48.3
8/12/2010	S.A.C. MultiQuant Fund, LLC	100	48.32
8/12/2010	S.A.C. MultiQuant Fund, LLC	100	48.35
8/12/2010	S.A.C. MultiQuant Fund, LLC	400	48.37
8/12/2010	S.A.C. MultiQuant Fund, LLC	200	48.44
8/12/2010	S.A.C. MultiQuant Fund, LLC	400	48.45
8/12/2010	S.A.C. MultiQuant Fund, LLC	200	48.48
8/12/2010	S.A.C. MultiQuant Fund, LLC	100	48.5
8/12/2010	S.A.C. MultiQuant Fund, LLC	300	48.53
8/12/2010	S.A.C. MultiQuant Fund, LLC	100	48.54
8/12/2010	S.A.C. MultiQuant Fund, LLC	200	48.55
8/12/2010	S.A.C. MultiQuant Fund, LLC	200	48.6
8/12/2010	S.A.C. MultiQuant Fund, LLC	100	48.61
8/12/2010	S.A.C. MultiQuant Fund, LLC	200	48.62
8/12/2010	S.A.C. MultiQuant Fund, LLC	100	48.63
8/12/2010	S.A.C. MultiQuant Fund, LLC	300	48.66
8/12/2010	S.A.C. MultiQuant Fund, LLC	100	48.67
8/12/2010	S.A.C. MultiQuant Fund, LLC	93	48.68
8/12/2010	S.A.C. MultiQuant Fund, LLC	7	48.69
8/12/2010	S.A.C. MultiQuant Fund, LLC	100	48.74
8/12/2010	S.A.C. MultiQuant Fund, LLC	100	48.85
8/12/2010	S.A.C. MultiQuant Fund, LLC	100	48.86
8/12/2010	S.A.C. MultiQuant Fund, LLC	100	48.9
8/12/2010	S.A.C. MultiQuant Fund, LLC	500	48.91
8/12/2010	S.A.C. MultiQuant Fund, LLC	500	48.92
8/12/2010	S.A.C. MultiQuant Fund, LLC	500	48.93
8/12/2010	S.A.C. MultiQuant Fund, LLC	700	48.94
8/12/2010	S.A.C. MultiQuant Fund, LLC	-104	48.95
8/12/2010	S.A.C. MultiQuant Fund, LLC	1700	48.95
8/12/2010	S.A.C. MultiQuant Fund, LLC	100	48.955
8/12/2010	S.A.C. MultiQuant Fund, LLC	700	48.96
8/12/2010	S.A.C. MultiQuant Fund, LLC	700	48.97
8/12/2010	S.A.C. MultiQuant Fund, LLC	300	48.98
8/12/2010	S.A.C. MultiQuant Fund, LLC	600	49
8/12/2010	S.A.C. MultiQuant Fund, LLC	149	49.01
8/12/2010	S.A.C. MultiQuant Fund, LLC	100	49.03
8/12/2010	S.A.C. MultiQuant Fund, LLC	100	49.04
8/12/2010	S.A.C. MultiQuant Fund, LLC	100	49.06
8/12/2010	S.A.C. MultiQuant Fund, LLC	151	49.07
8/12/2010	S.A.C. MultiQuant Fund, LLC	286	49.08

8/12/2010	S.A.C. MultiQuant Fund, LLC	100	49.11
8/12/2010	S.A.C. MultiQuant Fund, LLC	200	49.12
8/12/2010	S.A.C. MultiQuant Fund, LLC	112	49.15
8/12/2010	S.A.C. MultiQuant Fund, LLC	100	49.16
8/12/2010	S.A.C. MultiQuant Fund, LLC	202	49.18
8/12/2010	S.A.C. MultiQuant Fund, LLC	200	49.2
8/12/2010	S.A.C. MultiQuant Fund, LLC	100	49.22
8/13/2010	S.A.C. MultiQuant Fund, LLC	-200	47.35
8/13/2010	S.A.C. MultiQuant Fund, LLC	-100	47.36
8/13/2010	S.A.C. MultiQuant Fund, LLC	-100	47.37
8/13/2010	S.A.C. MultiQuant Fund, LLC	-300	47.38
8/13/2010	S.A.C. MultiQuant Fund, LLC	-400	47.4
8/13/2010	S.A.C. MultiQuant Fund, LLC	-100	47.41
8/13/2010	S.A.C. MultiQuant Fund, LLC	-100	47.44
8/13/2010	S.A.C. MultiQuant Fund, LLC	-200	47.46
8/13/2010	S.A.C. MultiQuant Fund, LLC	-100	47.55
8/13/2010	S.A.C. MultiQuant Fund, LLC	-1700	47.57
8/13/2010	S.A.C. MultiQuant Fund, LLC	-200	47.6
8/13/2010	S.A.C. MultiQuant Fund, LLC	-40	47.61
8/13/2010	S.A.C. MultiQuant Fund, LLC	-700	47.62
8/13/2010	S.A.C. MultiQuant Fund, LLC	-200	47.63
8/13/2010	S.A.C. MultiQuant Fund, LLC	-160	47.64
8/13/2010	S.A.C. MultiQuant Fund, LLC	100	47.64
8/13/2010	S.A.C. MultiQuant Fund, LLC	-100	47.645
8/13/2010	S.A.C. MultiQuant Fund, LLC	-100	47.65
8/13/2010	S.A.C. MultiQuant Fund, LLC	100	47.65
8/13/2010	S.A.C. MultiQuant Fund, LLC	-100	47.65
8/13/2010	S.A.C. MultiQuant Fund, LLC	200	47.66
8/13/2010	S.A.C. MultiQuant Fund, LLC	-500	47.68
8/13/2010	S.A.C. MultiQuant Fund, LLC	-400	47.7
8/13/2010	S.A.C. MultiQuant Fund, LLC	-100	47.71
8/13/2010	S.A.C. MultiQuant Fund, LLC	-145	47.73
8/13/2010	S.A.C. MultiQuant Fund, LLC	-100	47.74
8/13/2010	S.A.C. MultiQuant Fund, LLC	-900	47.8
8/13/2010	S.A.C. MultiQuant Fund, LLC	-100	47.81